Exhibit 99.5

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	August 15, 2016
For Immediate Release	NR#16-08

Wide High-Grade Intercepts Confirm and Extend Valdecañas
Deep Zones Laterally and to Depth

NEW DISCOVERY: DEEP ZONE EAST (VM2): 29.85m (true width) grading 235 g/t (6.87 opt) silver, 0.50 g/t gold, 4.76% lead, 5.79% zinc, 0.99% copper, including: 7.21m (true width) grading 475 g/t (13.86 opt silver); 0.66 g/t gold, 1.91% lead, 5.27% zinc, 2.38% copper

NEW DISCOVERY: ANTICIPADA VEIN: Hole P-13: 6.68m (true width) grading 105 g/t (3.06 opt) silver, 2.69 g/t gold, 3.59% lead, 10.79% zinc and 0.23% copper

Vancouver, B.C. MAG Silver Corp. (TSX/NYSE MKT: MAG) ("MAG" or the "Company") reports the confirmation and extension of wide high-grade mineralization from the Deep Zone discovery on the Minera Juanicipio joint venture property (Fresnillo plc 56%; MAG 44%) previously announced April 23, 2015. Valdecañas is an en echelon vein system comprised of overlapping East and West Veins. The drill results from twelve (12) step-out exploration holes demonstrate continuity of high-grade, multi-stage precious and base metals mineralization now beneath both the East and the West Vein Bonanza Zones, as shown in the table and figures below.  Mineralization is traceable over a strike length exceeding 800 metres and to a depth of 200 to 300 metres beneath the current resource estimate. Mineralization widths range from approximately 5 metres to over 29 metres with the thickest intercepts occurring where the dip of the veins steepen creating thickened "dilatant zones" (see Figures 3 & 4) that remain open to depth and laterally to the joint venture boundaries: approximately 450 metres to the west and over 700 metres to the east.

"We are delighted to confirm wide, deeper mineralization with high-grade silver, gold, lead, zinc and now consistent copper in our deep drilling", said George Paspalas, President and CEO of MAG. "Results show that a widening zone occurs below the Bonanza Zone and that these structures remain open to depth and more significantly, laterally. The Deep Zone discovery is still in its early days and we look forward to results from the newly approved US$1.2 million drill program currently underway with six rigs turning on the joint venture property."

DEEP ZONE - (collectively the mineralization below the East and the West Vein Bonanza Zones)

East Vein
New Discovery of Deep Zone East: The best intercept is in hole VM2, with 29.85 metres (true width) grading 235 grams per tonne ("g/t") (6.87 ounces per ton "opt") silver, 0.50 g/t gold, 4.76% lead, 5.79% zinc, 0.99% copper; including 7.21 metres (true width) carrying 475 g/t (13.86 opt) silver; 0.66 g/t gold, 1.91% lead, 5.27% zinc and 2.38% copper. Higher grade zones within the overall intercept include very high-grade lead (>40%) and high-grade silver (1,290 g/t) associated with the highest copper values (6.79%) reported to date on the property (Table 1).
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West Vein
P6 is the best new hole in the Deep Zone West cutting 22.90 metres (true width) grading 119 g/t (3.47 opt) silver, 1.13 g/t gold, 4.18% lead, 11.89% zinc and 0.27% copper; including 2.87 metres (true width) grading 292 g/t (8.52 opt) silver, 4.48 g/t gold, 13.24% lead, 24.92% zinc and 0.55% copper (Table 1).  This hole is a 100 metre offset to Hole P3, the best hole of the previous program (see Press Release of April 23, 2015).

NEW DISCOVERY – Anticipada Vein
The drilling also resulted in the discovery of the "Anticipada Vein" (VANT in Table 1), a newly recognized vein of unclear geometry lying about 100 metres into the hanging wall of the East Vein.  It has been cut in five holes and swells from 0.8 metres (true width) in Hole VM2 to 6.68 metres (true width) in Hole P13 where it grades 105 g/t (3.06 opt) silver, 2.69 g/t gold, 3.59% lead, 10.79% zinc and 0.23% copper. It remains open in several directions.

Dr. Peter Megaw, the Company's Chief Exploration Officer, comments "We can now see how changes in vein dip have created a fat horizontally-elongated dilatant zone that should continue laterally for some distance in both directions.  Further, Valdecañas continues to show the expected zoning of a typical epithermal vein but the later quartz veining that carries local Bonanza silver grades does not conform to the overall vein orientation. This indicates we still need to determine the controls on this latest mineralization stage and how all the geologic pieces fit into the ore-fluid upwelling zone model".

Table 1: Assay Results – Exploration Step Out Holes P5 to VM3 (1)
Hole-ID	Vein[1]	From	To	Interval	True Width[2]	Au (g/t)	Ag (g/t)	Ag (opt)	Pb (%)	Zn (%)	Cu (%)
P5	V1W	1016.20	1033.15	16.95	15.37	1.59	110	3.20	2.85	7.21	0.30
incl.	V1W	1021.15	1033.15	12.00	10.88	2.14	140	4.07	3.51	8.83	0.41
incl.	V1W	1021.15	1029.95	8.80	7.98	2.77	163	4.77	4.18	10.24	0.42
incl.	V1W	1027.35	1029.95	2.60	2.36	5.99	211	6.14	4.29	12.73	0.47

P6	V1W	1057.65	1102.50	44.85	34.35	0.78	84	2.46	2.98	8.66	0.19
incl.	V1W	1072.60	1102.50	29.90	22.90	1.13	119	3.47	4.18	11.89	0.27
incl.	V1W	1077.75	1102.50	24.75	18.96	1.34	126	3.68	4.19	12.42	0.30
incl.	V1W	1094.40	1102.50	8.10	6.20	2.84	237	6.92	9.32	18.32	0.43
incl.	V1W	1096.80	1100.55	3.75	2.87	4.48	292	8.52	13.24	24.92	0.55
incl.	V1W	1099.55	1100.55	1.00	0.77	16.00	365	10.65	13.00	13.60	0.96

P7	V1W	1152.55	1163.95	11.40	8.73	0.03	49	1.42	0.61	2.69	0.19
incl.	V1W	1154.50	1157.20	2.70	2.07	0.06	117	3.41	2.06	6.88	0.50

P8	V1W	1031.95	1050.45	18.50	14.17	0.17	50	1.47	1.17	3.10	0.21
incl.	V1W	1035.50	1041.10	5.60	4.29	0.44	130	3.80	2.90	7.15	0.56

P9	V1W	1086.60	1090.00	3.40	2.10	0.04	12	0.34	1.21	0.69	0.01
and	SK	1178.90	1233.00	54.10	34.77	0.00	18	0.54	0.11	1.45	0.09

P10	V1W	1119.50	1127.30	7.80	5.98	1.17	87	2.53	0.87	6.40	0.34
incl.	V1W	1120.30	1124.45	4.15	3.18	2.09	149	4.34	1.47	11.51	0.58

P11	V1E	935.25	978.35	43.10	27.70	1.72	75	2.18	1.96	3.36	0.23
incl.	V1E	946.95	948.20	1.25	0.80	16.00	95	2.77	2.61	3.89	0.36
incl.	V1E	953.10	954.30	1.20	0.77	10.80	99	2.89	0.15	0.62	0.62
incl.	V1E	976.00	977.20	1.20	0.77	3.52	478	13.94	20.00	18.10	0.56
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Hole-ID	Vein[1]	From	To	Interval	True Width[2]	Au (g/t)	Ag (g/t)	Ag (opt)	Pb (%)	Zn (%)	Cu (%)
P12	VANT	1110.15	1116.05	5.90	4.52	0.44	136	3.98	1.94	1.92	0.68
incl.	VANT	1111.15	1113.35	2.20	1.68	0.38	260	7.59	4.93	2.33	1.62
and	V1E	1206.50	1220.25	13.75	10.53	0.01	113	3.29	0.71	3.98	0.54
and	SK	1220.25	1262.75	42.50	NA	0.01	7	0.21	0.13	0.94	0.03

P13	VANT	1030.15	1040.55	10.40	6.68	2.69	105	3.06	3.59	10.79	0.23
incl.	VANT	1035.95	1039.05	3.10	1.99	5.05	127	3.72	2.48	14.31	0.34
and	V1E	1141.65	1149.00	7.35	5.63	0.16	147	4.27	1.07	3.28	0.40
incl.	V1E	1144.45	1145.45	1.00	0.77	0.07	387	11.29	5.92	10.15	1.58

VM1	VANT	718.65	722.00	3.35	3.42	0.74	40	1.15	0.76	6.55	0.06
and	V1E	792.50	798.75	6.25	5.12	1.04	130	3.81	1.15	3.00	0.64
incl.	V1E	793.90	794.60	0.70	0.57	4.02	435	12.69	0.29	7.94	2.34

VM2	VANT	779.45	780.60	1.15	0.80	0.12	350	10.21	7.79	15.45	0.67
and	V1E	889.75	926.20	36.45	29.85	0.50	235	6.87	4.76	5.79	0.99
incl.	V1E	896.50	905.30	8.80	7.21	0.66	475	13.86	1.91	5.27	2.38
incl.	V1E	904.40	905.30	0.90	0.74	0.03	1290	37.63	4.35	13.05	6.79
incl.	V1E	913.85	915.50	1.65	1.35	2.16	716	20.88	40.35	12.55	0.17

VM3	VANT	720.00	723.55	3.55	2.91	0.18	191	5.57	0.36	1.06	0.02
and	V1E	822.20	837.40	15.20	13.16	1.42	122	3.56	4.71	2.75	0.46
incl.	V1E	827.75	828.75	1.00	0.87	4.30	378	11.03	26.65	4.08	0.96

1 V1W = Valdecañas Vein West; V1E = Valdecañas Vein East; VANT = Anticipada Vein; SK = zone of skarn alteration.
[2]	True widths were estimated from cross sections and core angles. Where indicated as "NA" the true width of the structure cannot be reasonably estimated.
[3]	All silver assays over 6,000 g/t were capped at 6,000 g/t and all gold assays over 16 g/t were capped at 16 g/t, consistent with the capping used for the existing Indicated and Inferred Resources (see press release dated May 27, 2014).

Drilling results to date from the Deep Zone show the typical thickening and complementary thinning of a classic "dilatant zone" stemming from steepening and flattening of the veins (Figures 3 & 4).  This geometry creates a roughly horizontally-elongated zone of greatly increased thickness that looks to have strong lateral continuity (Figures 1 & 2). On the West Vein the fattened Deep Zone appears to be at least 250 metres high, 3 to 23 metres wide and 300 metres long; remaining open 400 metres to the western property boundary.  On the East Vein the fattened Deep Zone appears to be at least 300 metres high, 2.7 to 22 metres wide and 450 metres long; remaining completely open to depth and over 700 metres to the eastern property boundary.

The Deep Zone displays strong base metal mineralization stages cut by later quartz veining stages. In some holes, swarms of barren quartz veinlets extend for tens of metres around the mineralized zones. There are significant orientation differences between the various vein stages suggesting structural complexity not seen higher in the system. The interpretation of increased structural complexity is reinforced by the geometry of the "Anticipada Vein" (VANT in Table 1). The narrowness of the intercepts in Holes P7 and P9 appears to indicate downward flattening of the vein. Although less well constrained, changes in vein strike may explain the widening of the vein to the east and west of the overlap zone. Notably, the overlap zone also appears to coincide with the zone of broadest skarn alteration, which exceeds 200 metres wide in Hole P12.  The highest copper values appear to fall around the edges of the skarn zone. These geologic data continue to support the concept that the overlap zone coincides with a major ore-fluid upwelling zone.
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In addition to the exploration drilling, underground development and associated surface and underground mining infrastructure continue to be progressed on the Juanicipio property. The ramp is approaching 3,200 metres and the plane of the Valdecañas en echelon vein system is anticipated to be reached late 2016 or early 2017.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 35 years of relevant experience focussed on silver and gold exploration in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer (CXO) and a Shareholder of MAG and is a vendor of projects, other than Juanicipio, whereby he may receive royalties. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The samples are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on advancing two significant projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are advancing an underground decline towards the high grade Valdecañas and Juanicipio silver vein discoveries in Zacatecas State, all within the Minera Juanicipio joint venture between MAG (44%) and Fresnillo PLC (56%). In addition, ongoing exploration continues within the Minera Juanicipio joint venture, while the Company concurrently works on regaining surface access to our 100% owned Cinco de Mayo property in Chihuahua State.

On behalf of the Board of
MAG SILVER CORP.
"George Paspalas"
President and CEO

For further information on behalf of MAG Silver Corp. Contact Michael Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

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This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities laws. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address the anticipated dates by which the ramp is expected to reach the plane of the Valdecañas en echelon vein system; the anticipated impact of the exploration drilling results, exploration drilling, exploitation activities and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html

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Figure 1: Valdecañas Vein West Longitudinal Section

W E

Inclined Longitudinal Section
Valdecañas Vein West
"V1W"

Area of Overlap
V1W
(West Vein)
V1E
(East Vein)
NSR x TW
($/tonne x metres)
>4,000
2,000 to 4,000
500 to 2,000
200 to 500
0 to 200
Metallurgical Hole
This Release
Figure 3 Section
Figure 4 Section
Fresnillo plc
Minera Juanicipio
2014 Resource Outline
Bonanza Zone
Deep Zone
OPEN
Dilatant Zone
P1
P2
P3-2
P5
P6
P7
P8
P9
P10
200 m

Hole	TW	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
P5	15.37	110	1.6	2.9	7.2	0.3
P6	22.90	119	1.1	4.2	11.9	0.3
P7	2.07	117	0.1	2.1	6.9	0.5
P8	4.30	130	0.4	2.9	7.2	0.6
P9	2.10	12	0.0	1.2	0.7	0.0
P10	3.2	149	2.1	1.5	11.5	0.6

TW = Estimated True Width

Figure 1

NSR calculated using the following conversions: $0.51/g Ag, $30.11/g Au, $12.21/% Pb and $9.07/% Zn.
These are the same values used in the 2014 resource calculation (filed June 3, 2014 on SEDAR).

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Figure 2: Valdecañas Vein East Longitudinal Section

Inclined Longitudinal Section
Valdecañas Vein East
"V1E"

W
E
Area of Overlap
V1W (West Vein)
V1E (East Vein)
NSR x TW ($/tonne x metres)
>4,000
2,000 to 4,000
500 to 2,000
200 to 500
0 to 200
Metallurgical Hole
This Release
Figure 3 Section
Figure 4 Section
Fresnillo plc
Minera Juanicipio
2014 Resource Wireframe Outline
Bonanza Zone
Deep Zone
Dilatant Zone
P10
P8
P11
P4
P12
P13
VM1
VM2
VM3
OPEN
?
200 m
MAG

Hole	TW	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
P11	27.70	75	1.7	2.0	3.4	0.2
P12	10.53	113	0.0	0.7	4.0	0.5
P13	5.63	147	0.2	1.1	3.3	0.4
VM1	5.12	130	1.0	1.2	3.0	0.6
VM2	29.85	235	0.5	4.8	5.8	1.0
VM3	15.20	122	1.4	4.7	2.8	0.5

TW = Estimated True Width

NSR calculated using th following conversions: $0.51/g Ag, $30.11/g Au, $12.21/% Pb and $9.07/% Zn.
These are the same values used in the 2014 resource calculation (filed June 3, 2014 on SEDAR).

Figure 2

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Figure 3: Valdecañas Vein Cross Section through P6
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Figure 4: Valdecañas Vein Cross Section through VM2 & M3

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